Main Street | Technology | Retail | Life Science | Social Impact

Trieu Technologies, Inc

Changing the molecular structure of water to disrupt the disinfectant industry!

TRIEUTECHNOLOGIES.COM BOLINGBROOK ILLINOIS



Tru Clean
MULTI-PURPOSE
DISINFECTANT



In my previous food processing company we were introduced to this new process to sanitize our production lines without the use of harmful chemicals or sacrificing EPA mandated efficacy. If this solution performed good enough for commercial food processing cleanup, I felt it would be great fit for home use.

Pollis Robertson Founder and CEO @ Trieu Technologies, Inc

Why you may want to support us...

1. Purchase orders of $400k, expected (but not guaranteed) to be booked as revenue later in the year.
2. Our team consist of patent holders and advanced engineers with 50+ yrs combined industry experience.
3. Covid-19 has sparked a tremendous global demand for disinfectants. Over 160% increase vs 2019.
4. Tru Clean is on the CDC list to fight Covid-2 and Sars which causes Covid-19.
5. Technology can be expanded for medical uses: infection control and wound care.
6. More harmful chemicals are being used due to Covid-19 which increases demand for non toxic products.
7. Pre-sales commitments and purchase orders from Walgreen's, Albertson's and others.
8. Our "water-based" disinfectant is non toxic and will not harm people, pets and the planet.

Why investors ❤ us

WE'VE RAISED $30,100 SINCE OUR FOUNDING

William Douglass
Friend

INVESTOR



Trieu Technologies is a sub-registrant of an EPA approved disinfectant (hypochlorous acid) Distributor Product Number: 92108-1-96560. This disinfectant safely and effectively eliminates many viruses and bacterias. Pollis and his team want to get their important products to as many people possible. This disinfectant will revolutionize the way consumers think about how to disinfect their homes, businesses, and public areas. I think it's wonderful to see them actively looking for investors to help contribute to their success. Best wishes!

Jonathan Bosco

I believe in Pollis 100% he is a high character guy that will take this company to unknown heights. He's a winner and I know this product will do just that win!

Dedrick Shannon

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Pollis Robertson
Founder and CEO
Developed many chemical free water based products over the last 6 years. Latest is a non-toxic hospital grade disinfectant that is 80 times more powerful than bleach. EPA registered to kill 99.9% of germs and viruses, CDC approved for COVID-19.



Doug Kindred
Chief Technical Consultant
Designed and built the most advanced Hypochlorous acid generator in the US for industrial "green" sanitizing and cleaning. Former CEO of EAU Technologies. Doug is a US leader in Hypochlorous technology and holds several design patents.



Michael Hampson
Chief Design Engineer- Advisor
Michael has 25 years experience in process automation and controls. His engineering significantly improved Hypochlorous design technology and allowed more balanced, stable formulas for a broader ranges of applications and uses.



J. Johnson
Finance advisor
Member of financing advisory board for the State of Ohio, Jefferey is an expert in market research, investment research, and business development for economic gain. Appointed by Governor John Kasich to oversee the state's small business development.



Randall Waters
Operations Management Consultant
Randall has over 12 years of experience in developing Hypochlorous acid green applications. He has successfully worked in food, beverage and agriculture replacing harmful chemicals with Hypochlorous technology.



Myriam Simmons
Chief Legal Officer
Myriam is a former Executive Director with a Big 4 public accounting firm. She is experienced in Tax Counsel, including NMTC, tax incentives and real estate development. She specialize in company expansion, M&A, and contract negotiations.



Tony Robertson
Board Member/Advisor
Successfully ran a multimillion dollar contract packaging company increasing revenues by 45% in 18 months.

Downloads

- woman baby and tru clean.png
- Trieu Clean Bottle 16oz.png
- Trieu-Clean-Staging-Kitchen16oz.jpg
- Tru-Clean-Staging-On-Desk-3oz.jpg
- single tech slide.png
- AdobeStock 85386016.png
- AdobeStock 182921400.psd
- Invesment Deck 6-9-20 revised.pdf
- Revised Commerical Sell Sheet Trieu.pdf

Hypochlorous Acid, Nature's Cure!


EXIT

Pollis Robertson, Jr. founded Trieu Technologies in March 2020, but I have worked in the HOCL science since 2013.

Maybe the best technology that you NEVER heard of.....

We did not invent Hypochlorous Acid (HOCL), I fell in love with it and helped make it better accessible for the every day consumer. I first encountered HOCL in my food processing business, when our customer introduced a technology that could sanitize our production lines in half the time without harmful chemicals. Ironically, our customer was the Clorox company who owns Hidden Valley Ranch dressing. When I was told that the only ingredients in the solution were salt, water, and electricity, I was a skeptic, but the data convinced me otherwise. From that moment on, HOCL consumed me. "Why are we not able to purchase this for every day use"? I thought to myself. I assembled a team and we learned as much as we could about Hypochlorous Acid and the many uses and potential applications it could serve. Although we were primarily focused on cleaning and sanitizing we had some amazing discoveries. One of our favorites is how HOCL extends the lives of flowers. Pictured below is a rose that we kept alive for 34 days using our solution. It's true! We affectionately named this flower "Zombie Rose". Another "ridiculous" experiment was the "gold fish" experiment. We purchased two identical gold fish and placed them in separate fish bowls. The only thing that we did differently was treat one bowl with HOCL in the water. The HOCL bowl never had issues with Algae in the bowl and the water remained crystal clear during the 30 day experiment. What we did not anticipate was the affect it had on the fish. The HOCL treated gold fish had grown 50% larger than the fish in the non treated bowl. HOCL promotes a healthier environment allowing the fish to grow larger without typical bacterial contaminants in it's water. Similarly, in the case of a rose, there was no algae or bacteria available to clog the stems of the water--so the water intake of the flower was greater thereby keeping the flower alive a lot longer.



"Zombie Rose" lived 34 days in our HOCL solution- No Algae vs Water

"Hypochlorous for the People"!

Even though HOCL has been used in this country of for nearly 100 years it is still relatively unknown. One reason is that HOCL in the beginning was not stable enough to survive a consumer shelf life, it would last a mere 30 days. Only until recently, could HOCL be stabilized and produced to have a shelf life of more than 12-24 months. This is the reason it was primarily used in commercial environments and generated on site by special equipment for internal usage by food companies or hospitals. Our first goal was to figure out how to stabilize it and develop a bottled product with at least a one year shelf life. This was the key to our success and the first hurdle that we had to clear. Now we have the only hospital rated disinfectant in the industry that can be sold to the public.



We found our niche!

Today we are Trieu Technologies and have narrowed our focus to disinfecting and surface sanitizing, this was all accomplished prior to the national COVID-19 emergency. We offer multiple sizes from a 3 oz all multi-purpose disinfectant that can be used on cell phones, public toilets, tray tables, class rooms, steering wheels, to a 275 gallon tote for commercial disinfecting. What's great about HOCL is there are no Volatile Organic Compounds (VOCs), the harmful fumes released in the air that can affect someones breathing and respiratory system. In fact, this is probably the single most critical benefit for using our product in the COVID-19 crisis. Breathing traditional chemicals like bleach, ammonia and alcohol will actually put you at dangerous risk for COVID-19 if you have underlying respiratory issues according to the CDC. Making our HOCL formula more accessible to the public will help ease the pandemic crisis by offering an effective cleaning agent that won't contribute to the crisis by releasing dangerous chemicals in the air. The increase of traditional chemical use will only increase the amount of VOCs in the air which will ultimately complicate matters involving COVID-19. Tru Clean and HOCL is the answer.


MULTI-PURPOSE
DISINFECTANT

Special Covid-19 Statement

COVID-19 is caused by SARS-CoV-2 virus. Tru Clean kills similar viruses and therefore can be used against SARS-CoV-2 virus when used in accordance with the directions for use against Norovirus and Rhinovirus type 16 on hard, non-porous surfaces. Refer to the CDC website at https://www.cdc.gov/coronavirus/2019-ncov/community/home/cleaning-disinfection.html for additional information.

As I mentioned in the video, we are not here to take advantage of the COVID-19 crisis, I have been working on the technology since 2013. Rather, we are offering the world to take advantage of our technology in the persistent fight to stop the spread of this deadly and debilitating virus. I can look in the mirror and honestly feel good about the work that we are doing.

WeFunder community we need your help!

Trieu Technologies is offering the ideal solution by making HOCL more accessible to the people that need it most, the general public. Due to our national pandemic there is a massive shortage in disinfectant sprays and products for consumers at the retail level. In less than 90 days after our company formation, we have secured over $400,000 in actual orders. Even before the COVID-19 crisis we were in a great position to provide an alternative chemical product. Now that we are in this national COVID-19 emergency our technology is not only relevant, but in great demand and will be so for foreseeable future. It has been said that COVID-19 has "changed us forever" and if that is true, then Trieu Technologies will become part of that change in our new world. We are bringing smart, effective environmentally sound technology to world at a time when consumers are not able to find the disinfectants they need to protect their family and loved ones. Help us reach the people that need it the most. Please join us in this important effort by investing in us as we invest in helping keep America safe.

Learn more about Hypochlorous Acid is in greater detail here. You can also visit our website at www.trieutechnologies.com.

This was our original video for the platform, but due to COVID-19 I felt it was appropriate to update the video. Here you can learn more details about the technology and its application. Hopefully after watching you will be as passionate as I am about wanting to share the technology with millions of customers.



P
Trieu Video 1 WF 4 3 20
Copy link

Investor Q&A

− COLLAPSE ALL

What does your company do?

Provide alternative water based chemicals to disinfect surfaces. We replace toxic substances such as bleach, ammonia and alcohol with a saline like solution that is proven to be 80 times more powerful than bleach, but safe as a leaf. Our featured product is Tru Clean a hospital level disinfectant made with no alcohol, bleach or ammonia. Our technology presents no irritations to the eyes, skin or breathing, yet it kills 99.9% of germs and viruses. We only use salt, water and electricity.

Where will your company be in 5 years?

In five years we want to be a top tier leader in alternative chemical applications across medical, health, beauty, sanitation and agricultural applications. I see us as a highly profitable company with sales in excess of $200,000,000 with many companies viewing us as an acquisition target because of our technology and sustainability. These projections cannot be guaranteed.

Why did you choose this idea?

In my previous food processing company we were introduced to this new process to sanitize our production lines without the use of harmful chemicals or sacrificing EPA mandated efficacy. If this solution performed good enough for commercial food processing cleanup, I felt it would be great fit for home use.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Disinfectants will be sold out for the next 12 months due to the national pandemic. Tru Clean is a Hospital grade disinfectant rated more potent than many traditional products. Sustainability is important due to public safety, climate change, and general the health of our planet. However, most alternative chemicals do not have the efficacy to effectively replace traditional chemical like Tru Clean. They do not kill germs. Commercially the technology has been successfully used in sanitizing for years, we are making it available to home consumers. We offer safer sustainable alternatives to harmful chemicals that were not previously available to the general public.

How far along are you? What's your biggest obstacle?

I have worked in this area for nearly 7 years and my biggest obstacle is having sufficient funding. The hardest work has been accomplished the past 7 years through self funding. We are successfully selling hypochlorous today online and at retail. Early indications are that we will be successful and are poised to scale as our concepts have be well proven. We have $400,000 in purchase orders today. With the recent global outbreak of Covid-19, there is a greater sense of urgency for disinfectants. We are able to offer a product that has the efficacy of harmful, toxic chemicals, but the handling and gentleness of saline water. This satisfies consumers that desire protection from germs an viruses, but want safe natural alternatives

Who competes with you? What do you understand that they don't?

There are very few competitors because of the complex process in making our technology and entering the disinfectant market. It takes years of research and EPA approval to enter this market. There is more than one way to make this solution, but we know better than anyone else how to make it stable and how to control the most important properties which allows us to fit our product in a variety of applications. Most companies are successful in one aspect of the technology, but we are versed in several. Our version of hypochlorous acid is stable and hospital grade, not many can make that claim.

How will you make money?

We are selling through retail stores and online through our own website. We have $400,000 in purchase orders and expect to generate nearly $5,000,000 revenues the first year based on the rate of order that we have booked. We also expect our margins to exceed 35% initially then over 60% as we add additional processing equipment that will allow us to streamline our production.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk we face today is over-committing because of the extremely high demand. It is hard to walk away from business, but it is worse to over commit, not deliver and earn a bad reputation. Although growth is important, growing too fast can sometimes be detrimental if you are underfunded. Funding is crucial.